Exhibit 4.4

SHARE REDEMPTION PROGRAM

The board of directors of KBS Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), has approved, but delayed the adoption of, a Share Redemption Program (the “SRP”) the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s charter unless otherwise defined herein.

1. Qualifying Stockholders. “Qualifying Stockholders” are holders of the Company’s shares of Common Stock (the “Shares”) who have held their Shares for at least one year, provided that, if the Company is redeeming all of a stockholder’s Shares, then there is no holding period requirement for Shares purchased pursuant to the Company’s dividend reinvestment plan.

2. Share Redemption. Subject to terms and conditions of this SRP, including the limitations on redemption set forth in paragraph 4 and the procedures for redemption set forth in paragraph 5, the Company will redeem such number of Shares as requested by a Qualifying Stockholder.

3. Redemption Price. Until completion of the Company’s offering stage, the Company will redeem the Shares of a Qualifying Stockholder at the lower of $9.00 or 90% of the price paid by the Qualifying Stockholder to purchase those Shares from the Company, unless the Shares are being redeemed in connection with the death of a stockholder. Three years after completion of the Company’s offering stage, the Company will redeem Shares at a price per share equal to the net asset value per share of the Company’s Common Stock, as determined by the Company’s advisor or another firm chosen for that purpose. The Company’s offering stage will be complete when the Company is no longer publicly offering equity securities and has not done so for one year. The Company would report this redemption price in its annual report and its three quarterly reports filed with the Securities and Exchange Commission. For the purpose of determining when the Company’s offering stage is complete, public equity offerings do not include offerings on behalf of selling stockholders or offerings related to any dividend reinvestment plan, employee benefit plan or redemption of interests in KBS Limited Partnership, the Company’s operating partnership.

4. Limitations on Redemption. Notwithstanding anything contained in this SRP to the contrary, the Company’s obligation to redeem Shares pursuant to paragraphs 2 and 6 hereof is limited as follows:

a. During any calendar year, the Company may redeem only the number of Shares that the Company can purchase with the net proceeds from the sale of Shares under the Company’s dividend reinvestment plan during the prior calendar year.

b. During any calendar year, the Company may redeem no more than 5% of the weighted average number of Shares outstanding during the prior calendar year.

c. The Company has no obligation to redeem Shares if the redemption would violate Maryland General Corporation Law, as amended from time to time, with respect to restrictions on distributions that would cause a corporation to fail to meet statutory tests of solvency.

5. Procedures for Redemption. The Company will engage a third party to administer the share redemption program. Upon the engagement of a program administrator, and upon any change to the identity or the mailing address of the program administrator, the Company will notify stockholders of the name and mailing address of the program administrator. The Company will redeem Shares on the last business day of each month (the “Redemption Date”). For a stockholder’s Shares to be eligible for redemption in a given month, the program administrator must receive a written redemption request from the stockholder or from an authorized representative of the stockholder setting forth the number of Shares requested to be redeemed at least five business days before the Redemption Date. If the Company cannot repurchase all Shares presented for redemption in any month because of the limitations on redemption set forth in paragraph 4, then the Company will honor redemption requests on a pro rata basis, except that (i) if a pro rata redemption would result in a stockholder owning less than half of the minimum purchase requirement described in the Company’s Registration Statement on Form S-11 (registration no. 333-126087) (the “Minimum Purchase Requirement”), then the Company would redeem all of such stockholder’s Shares and (ii) if a pro rata redemption would result in a stockholder owning more than half but less than all of the Minimum Purchase Requirement, then the Company would not redeem any Shares that would reduce a stockholder’s ownership of Shares below the Minimum Purchase Requirement.

If the Company does not completely satisfy a redemption at month-end because the Company did not receive the request in time or because of the limitations on redemption set forth in paragraph 4, then the Company will treat the unsatisfied portion of the redemption request as a request for redemption in the following month, unless the redemption request is withdrawn. Any stockholder can withdraw a redemption request by sending written notice to the program administrator provided such notice is received at least five business days before the date for redemptions.

6. Special Provisions upon the Death of a Stockholder. Following the death of a stockholder, and upon request by an authorized representative of such stockholder, the Company will redeem such stockholder’s Shares regardless of whether such stockholder had held his or her shares for one year. Until three years after the completion of the Company’s offering stage, the redemption price for such Shares will be the amount paid by the stockholder to acquire his or her Shares from the Company. Three years after the completion of the Company’s offering stage, the redemption price will be the net asset value of the Shares, as estimated by the Company’s advisor or another firm chosen for that purpose. Except as specifically set forth in this paragraph 6, redemptions upon the death of a stockholder are subject to the same terms and conditions as redemptions from a Qualifying Stockholder, including the limitations on redemptions set forth in paragraph 4 and the redemption request procedures set forth in paragraph 5.

7. Termination, Suspension or Amendment of the SRP by the Company. The Company may amend, suspend or terminate the SRP for any reason upon thirty days written notice to the Company’s stockholders.

8. Liability of the Company. The Company shall not be liable for any act done in good faith or for any good faith omission to act.

9. Governing Law. The SRP shall be governed by the laws of the State of Maryland.